

NEWS RELEASE

TALISMAN ENERGY

TALISMAN ENERGY BUDGETS $5.2 BILLION IN CAPITAL SPENDING FOR 2010
MAJOR INCREASE IN NORTH AMERICAN SHALE DRILLING

CALGARY, Alberta – January 11, 2010 – Talisman Energy Inc. announced its capital spending plans for 2010. The company expects to increase spending this year, reflecting increases in shale drilling in North America and higher development spending in Southeast Asia and the North Sea. The plan also maintains the company's balance sheet strength and financial flexibility, while transitioning to long-term, profitable growth. Highlights include:

- Capital spending of $5.2 billion, an increase of greater than 10% over 2009, funded by operating cash flow, expected asset sales and Talisman's balance sheet strength. Approximately $300 million of the capital budget consists of non-cash items.

- Expected production relatively unchanged from 2009, excluding 2010 asset sales. The company is improving the quality of its portfolio as it cycles capital into assets with the potential for higher returns and higher growth.

- Spending $1.6 billion on North American shale properties. Within the Pennsylvania Marcellus and Montney shale plays, development drilling is expected to more than double. Talisman will also spend $270 million on conventional properties.

- Examining the sale of a significant amount of non-core conventional assets in North America, depending on market conditions. These assets are currently producing approximately 40,000 boe/d.

- Development spending of $800 million in the UK, including the Auk North, Auk South and Burghley development projects. The company plans to spend $550 million cash (plus an additional $300 million in non-cash spending) on development projects in Norway with the Yme field redevelopment and infill drilling at Varg, Gyda and Brage.

- $780 million of development spending in Southeast Asia with new oil field developments in Vietnam and Australia, as well as development drilling and platform upgrades in Malaysia.

- $700 million of international exploration spending, with key wells in South America, the Middle East and Southeast Asia. We expect to drill four onshore wells in Papua New Guinea (PNG) this year, including a development well.

- An additional $190 million for development in the rest of world and for other projects.

The company expects that finding and development (F&D) costs will fall in 2009 and again in 2010. Talisman plans to issue its year end 2009 results on February 10, 2010.

"Our main priority in 2010 will be continuing the portfolio transition, in particular ramping up development of the Marcellus and Montney shale plays," said John A. Manzoni, President and CEO. "We

will also be examining for sale additional non-core conventional assets in North America and continue to enhance our international exploration portfolio and capabilities as we build on last year's success.

"The second priority will be to continue the focus on returns and profitability. We expect returns to increase as we successfully cycle capital into higher value investments, which should also lead to continued improvement in our F&D costs. We have put processes in place to manage our capital programs more efficiently; we are reviewing costs across the organization, and implementing performance management tools throughout the business.

"Third, we will continue to build our organizational capability. Our executive team was strengthened last year with the addition of Paul Smith, Richard Herbert and Nick Walker at the executive level, as well as significant new talent across the organization, including new country managers for Malaysia and PNG. We will continue to upgrade our capabilities and processes, and develop our talent across the organization in 2010.

"There are a number of key outcomes from our 2010 plan.

"We will maintain balance sheet strength and flexibility. The $4.9 billion in cash spending will be funded from operating cash flow, non-core asset sales and balance sheet strength. We have designed the program to be robust at US$60/bbl oil prices and US$3.50/mmbtu natural gas prices, with considerable flexibility to adjust the capital program up or down in light of conditions throughout the year. We will also remain vigilant for strategic acquisition opportunities.

"The capital program has a strong development bias, with approximately 85% directed towards development programs and 15% towards international exploration. Within the development portfolio, 36% has been allocated towards shale programs in North America, 19% for Norway, 18% for the UK, 18% for Southeast Asia, 6% for North American conventional gas and 3% for the rest of world.

"North American shale emerges as the main near term production growth engine. Talisman expects to spend $1.6 billion on shale programs this year, similar to last year, although 2009 included substantial amounts for strategic land acquisitions. This year, spending on land will be significantly less.

"Having built an inventory of 10 years worth of shale gas drilling locations, this year the focus will shift to commercial development and drilling. Drilling in the Marcellus and Montney shale plays is expected to more than double, from roughly 70 development and pilot wells in 2009 to over 200 this year.

"In the Marcellus, we will gradually increase from the current six rigs, up to 10 by year end. We expect to exit 2010 producing between 250-300 mmcf/d, up from 65 mmcf/d at the end of 2009. In the Montney, we expect to drill 35-40 horizontal wells, starting commercial development in the Greater Cypress and Farrell areas. In Quebec, we will test our first horizontal pilot well, which was drilled in 2009, with plans for two additional horizontal wells this year.

"We expect to spend $270 million on core conventional properties in Canada. However, we are also examining for sale, additional non-core pieces of our conventional business in 2010 in order to provide funds for reinvestment and shift our North American base towards the shale business, which within our portfolio, generates higher returns.

"The plan for the North Sea is to establish the region as a stable, cash generating business through the medium-term. Almost half of the $800 million in UK development spending in 2010 is slated for the Auk North and Auk South field developments. There are also significant expenditures planned for Claymore, Blake and Burghley. In addition, we are evaluating development options for the Godwin, Cayley and Shaw discoveries.

"In Norway, the majority of the $550 million cash development budget is directed at bringing the Yme field onstream, with first oil expected in the second half of 2010. Talisman also plans to drill additional infill wells at Brage, Gyda and Varg.

"Southeast Asia will continue as a growth area with significant upside from exploration. The $780 million development program includes HSD/HST field development in Vietnam, ongoing development drilling and platform upgrades in Malaysia and the Kitan oil field development in Australia.

"Exploration activity in 2010 includes potential high-impact wells in Colombia, Peru, the Kurdistan region of northern Iraq, Indonesia and PNG. In addition, we are drilling exploration wells in Malaysia and the North Sea, including a well to appraise last year's Grevling discovery in Norway.

"Production in 2010 is expected to be broadly the same as 2009 at around 425,000 boe/d, excluding any sales in North America during the year. Gains in shale volumes and from Southeast Asia offset declines in North American conventional production and the UK. However, actual 2010 production volumes will depend on the outcome of our divestment program in North America.

"While the underlying production volumes will be flat again in 2010, the quality of the portfolio will be improving as we cycle capital into higher return, higher growth parts of the portfolio.

"The new portfolio direction is clear. New investment patterns have been established for North America shale, strategic exploration and the North Sea. We will continue to upgrade the quality of our portfolio and build our organizational capability. Underpinning it all, of course, is high quality execution and delivering on our promises, which is imperative. With successful asset sales, we expect to have rebased the company by the end of this year, set to drive sustainable and visible growth from that point forward."

North America

In North America, Talisman's objective is to become a leading, returns based, shale gas producer. The company plans to spend $1.9 billion in 2010, of which, approximately $1.6 billion (85%) has been allocated toward shale programs, primarily in the Pennsylvania Marcellus and Montney.

This is roughly comparable to the amount Talisman spent on shale plays last year; however, the total in 2009 included significant spending on shale land acquisitions. As a result of these purchases, Talisman has a 10 year drilling inventory (4,800 net drilling locations) on Tier 1 acreage within its Pennsylvania Marcellus and Montney shale plays. The amount of anticipated spending budgeted for land is significantly lower this year as the focus shifts to drilling.

In the Pennsylvania Marcellus play, we have budgeted close to $1 billion, ramping up to 10 rigs (currently six) over the course of 2010. The plan is to drill 170 net wells in the Marcellus this year (up from 53 in 2009), with about 145 wells completed and tied-in. We expect to exit 2010 at between 250-300 mmcf/d, up from 65 mmcf/d at the end of 2009. Plans are built on an expected ultimate recovery per well of 3.5 bcf, with 30 day initial production rates of 3 mmcf/d. The majority of Marcellus wells have been permitted and the company has secured sufficient egress capacity, water access and disposal for its 2010 plans.

In the Montney shale, Talisman is moving the Farrell Creek and Greater Cypress areas into commercial development with approximately 25 horizontal development wells expected in 2010 (with plans to complete 17 of these during the year). In addition, we expect to drill 10-15 Montney shale pilot wells, including our first multi-lateral, as we continue to delineate this large play. The company will expand from three rigs to as many as nine by the end of the year, spending approximately $550 million.

We expect to exit the Montney shale in 2010 at between 40-60 mmcf/d, based on expected ultimate recoveries of around 5 bcf per well and 30 day initial production rates of 4.5 mmcf/d.

In Quebec, Talisman will complete the horizontal well started in 2009, with an additional two horizontal wells planned for this year, to further de-risk the play.

The company also plans to spend approximately $270 million on conventional programs in 2010. A significant portion of this will be focused on Chauvin oil development, with much of the remainder spent on high return, tight gas drilling in the Ojay and Wild River areas.

The company is examining the sale of a number of gas-weighted properties, which currently produce approximately 40,000 boe/d. Although these are high quality assets, they cannot effectively compete for capital within Talisman's portfolio.

North Sea

Capital spending in the North Sea is budgeted at $1.8 billion in 2010. Of the total, $160 million (9%) is being directed towards exploration. The plan also includes $300 million of non-cash capital spending (capitalized leases) in Norway.

Major projects in the UK include the Auk North project (first production 2011), the Auk South project (first production 2012) and the Burghley development (first production late 2010). We are completing a well north of Tweedsmuir to test a northern extension of the field. We also have a full year of mobile exploration and development drilling planned. The company also expects to restart development drilling in Claymore and begin the first phase of an upgrade project to the Claymore compressors, which should improve field reliability.

Development planning will commence for the recent Cayley, Shaw and Godwin discoveries, which will be linked to an upgrade of the Montrose/Arbroath facilities.

In Norway, activities will focus on bringing the Yme redevelopment project onstream, with first oil expected in the second half of 2010. There is also a 10 well development program planned for the Varg, Gyda and Brage areas.

Southeast Asia

Talisman plans to spend $1.1 billion in Southeast Asia in 2010, with exploration spending accounting for $280 million, or 26% of the total.

Major activities include a 16 well infill drilling program at PM-3 CAA in Malaysia/Vietnam, platform upgrades and planning for the phase 2 incremental oil recovery project.

The company is also anticipating approval for its offshore HSD/HST oilfield developments in Vietnam, with significant capital spending this year. Similarly, development of the Kitan discovery offshore Australia is also expected to start this year. The company expects to start development drilling in PNG, with an early condensate recovery scheme in one of the blocks acquired last year.

International Exploration

The international exploration budget for 2010 is $700 million, with two-thirds allocated to build new core areas and one-third to support existing core areas. The goal of the program is to add 600-650 million boe of prospective resource additions over the next five years at a finding cost of less than $5/boe.

In Southeast Asia, Talisman will commence the Makassar Strait drilling program in Indonesia with two wells in the Pasangkayu block and will acquire seismic in the Andaman III block. In Malaysia, we will drill a deep exploration well in the PM-3 block and reprocess seismic over the two Sabah exploration blocks awarded in late 2009. In PNG, the company plans to acquire 1,000 kilometres of 2D seismic and drill four onshore wells.

Following the successful Situche appraisal well in Block 64 in Peru, the company plans to drill the Runtasapa exploration well in adjacent Block 101. In Colombia, Talisman is currently drilling one exploration well, with another planned for later in the year. The company plans to commence appraisal drilling on the Huron discovery in the Niscota Block late in 2010. A number of seismic programs will also be acquired in the exploration blocks awarded in the Colombia 2008 bid rounds.

In the Kurdistan region of northern Iraq, we will finish drilling our second exploration well, Kurdamir, in Block K44 and acquire seismic data in Block K9.

In the North Sea, Talisman plans to drill one exploration well in the UK and two exploration wells in Norway. The 2009 Grevling discovery in Norway will be appraised.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman's three main operating areas are North America, the North Sea and Southeast Asia. The Company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York Stock Exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:	Shareholder and Investor Inquiries:
David Mann, Vice President, Corporate & Investor Communications	Christopher J. LeGallais Vice President, Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210	Phone: 403-237-1957 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com	E-mail: tlm@talisman-energy.com

01-10

ADVISORIES

Forward-Looking Information
This news release contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding:

• business strategy and plans;
• expected production;
• planned capital spending;
• planned drilling and production in the Marcellus;
• planned drilling and production in the Montney;
• planned drilling in Quebec;
• planned drilling and timing of production in the UK;
• planned well development program for the Varg, Gyda and Brage areas;
• expected first oil from Yme;
• anticipated approval of HST/HSD development plan;
• planned drilling program and platform upgrades in Southeast Asia;
• commencement of development planning for Cayley, Shaw and Godwin discoveries;
• planned acquisition of 2D seismic and drilling program in PNG;
• expected development of the Kitan discovery;
• goal of international exploration program;
• planned drilling program in Peru;
• planned drilling program, acquisition of seismic programs and commencement of appraisal program in Colombia;
• planned drilling in the Kurdistan region of northern Iraq;
• planned drilling in the North Sea;
• expected decrease in finding and development costs;
• planned dispositions of non-core conventional assets; and
• other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

The following material assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this news release. Talisman has set its 2010 capital expenditure plans assuming: (1) Talisman's production in 2010 will be broadly the same as 2009 at around 425,000 boe/d excluding any sales in North America during the year; (2) a US$60/bbl WTI oil price, and (3) a US$3.50/mmbtu NYMEX natural gas price. Information regarding business plans generally assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to:

• the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;
• risks and uncertainties involving geology of oil and gas deposits;
• the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;
• the uncertainty of estimates and projections relating to production, costs and expenses;

- the impact of the economy and credit crisis on the ability of the counterparties to the Company's commodity price derivative contracts to meet their obligations under the contracts;
- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
- the outcome and effects of any future acquisitions and dispositions;
- health, safety and environmental risks;
- uncertainties as to the availability and cost of financing and changes in capital markets;
- risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
- changes in general economic and business conditions;
- the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and
- results of the Company's risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors, which could affect the Company's operations or financial results are included in the Company's most recent Annual Information Form. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC). Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

Gross Production
Throughout this news release, Talisman makes reference to production volumes. Such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts. US readers may refer to the table headed "Continuity of Proved Net Reserves" in Talisman's most recent Annual Information Form for a statement of Talisman's net production volumes by reporting segment that are comparable to those made by US companies subject to SEC reporting and disclosure requirements.

Boe Conversion
Throughout this news release, barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead.

Canadian Dollars
Dollar amounts are presented in Canadian dollars unless otherwise indicated.